ORGANIGRAM GLOBAL

Q2 2025

Organigram Global Inc.
Condensed Consolidated Interim Financial Statements
(Unaudited)

TABLE OF CONTENTS
Condensed Consolidated Interim Statements of Financial Position			1
Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss)			2
Condensed Consolidated Interim Statements of Changes in Equity			3
Condensed Consolidated Interim Statements of Cash Flows			4
Notes to the Condensed Consolidated Interim Financial Statements	5	–	20

ORGANIGRAM GLOBAL INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
As at March 31, 2025 and September 30, 2024
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	MARCH 31, 2025	SEPTEMBER 30, 2024
ASSETS
Current assets
Cash	$13,181	$106,745
Short-term investments	873	821
Restricted cash	69,319	25,860
Accounts and other receivables (Note 4)	49,987	37,153
Biological assets (Note 5)	13,708	15,173
Inventories (Note 6)	101,341	67,351
Prepaid expenses and deposits	10,093	9,116
	258,502	262,219

Property, plant and equipment (Note 7)	119,944	96,231
Intangible assets	55,317	8,092
Goodwill (Note 18)	50,055	—
Deferred charges and deposits	6,514	545
Other financial assets (Note 8)	47,571	40,727
Net investment in sublease	—	46
	$537,903	$407,860

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$63,001	$47,097
Derivative liabilities (Note 9)	4,860	5,139
Other liabilities (Note 10)	7,762	1,086
	75,623	53,322

Derivative liabilities (Note 9)	2,026	14,110
Preferred shares (Note 11)	35,034	31,070
Deferred income taxes (Note 18)	13,909	—
Other long-term liabilities (Note 10)	20,745	3,369
	147,337	101,871

SHAREHOLDERS' EQUITY
Share capital (Note 12)	917,282	852,891
Equity reserves	38,014	37,129
Accumulated other comprehensive loss	(261)	(63)
Accumulated deficit	(564,469)	(583,968)
	390,566	305,989
	$537,903	$407,860

On behalf of the Board:
/s/Beena Goldenberg, Director
/s/Peter Amirault, Director

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2025 AND 2024    1

ORGANIGRAM GLOBAL INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
For the three and six months ended March 31, 2025 and 2024
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	THREE MONTHS ENDED		SIX MONTHS ENDED
	MARCH 31, 2025	MARCH 31, 2024	MARCH 31, 2025	MARCH 31, 2024
REVENUE
Gross revenue (Note 16)	$102,763	$57,425	$169,569	$113,695
Excise taxes	(37,163)	(19,797)	(61,239)	(39,612)
Net revenue	65,600	37,628	108,330	74,083
Cost of sales	45,813	26,366	74,428	53,310
Gross margin before fair value adjustments	19,787	11,262	33,902	20,773
Realized fair value on inventories sold and other inventory charges (Note 6)	(14,192)	(11,062)	(27,258)	(22,985)
Unrealized gain on changes in fair value of biological assets (Note 5)	12,823	9,400	25,588	18,512
Gross margin	18,418	9,600	32,232	16,300

OPERATING EXPENSES
General and administrative (Note 17)	14,967	14,929	26,200	26,206
Sales and marketing	7,523	5,403	13,327	9,998
Research and development	2,662	2,606	5,031	7,073
Share-based compensation	849	1,809	2,058	3,509
Total operating expenses	26,001	24,747	46,616	46,786

LOSS FROM OPERATIONS	(7,583)	(15,147)	(14,384)	(30,486)
Investment income, net of financing costs	(179)	(650)	(1,004)	(1,172)
Acquisition and transaction costs	974	(170)	5,478	420
Share of loss from investments in associates	—	112	—	267
Loss on disposal of property, plant and equipment and intangible assets	—	50	—	50
Change in fair value of contingent consideration (Note 18)	(3,899)	—	(3,899)	(50)
Change in fair value of derivative liabilities, preferred shares and other financial assets (Note 15)	(47,155)	12,529	(32,660)	12,985
Share issuance costs allocated to derivative liabilities (Note 11)	170	—	170	—
Other non-operating expense (income)	156	87	(1,862)	(131)
Income (loss) before tax	42,350	(27,105)	19,393	(42,855)
Income tax expense (recovery)
Current, net	—	(30)	—	(30)
Deferred, net	(106)	—	(106)	—
NET INCOME (LOSS)	42,456	(27,075)	19,499	(42,825)

OTHER COMPREHENSIVE LOSS
Change in fair value of investments at fair value through other comprehensive income (Note 8)	$(438)	(130)	(198)	(185)

COMPREHENSIVE INCOME (LOSS)	$42,018	$(27,205)	$19,301	$(43,010)

Net earnings (loss) per common share, basic	$0.329	$(0.297)	$0.161	$(0.497)
Net earnings (loss) per common share, diluted	$0.318	$(0.297)	$0.155	$(0.497)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2025 AND 2024    2

ORGANIGRAM GLOBAL INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
For the six months ended March 31, 2025 and March 31, 2024
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	NUMBER OF SHARES	SHARE CAPITAL	EQUITY RESERVES	ACCUMULATED OTHER COMPREHENSIVE LOSS	ACCUMULATED DEFICIT	SHAREHOLDERS' EQUITY
Balance - October 1, 2023	81,161,630	$776,906	$33,404	$(159)	$(538,528)	$271,623
Private placement	12,893,175	39,179	—	—	—	39,179
Share-based compensation	—	—	4,002	—	—	4,002
Exercise of stock options	1,650	5	(2)	—	—	3
Exercise of restricted share units	409,887	1,230	(1,230)	—	—	—
Exercise of performance share units	2,216	22	(22)	—	—	—
Net income (loss)	—	—	—	—	(42,825)	(42,825)
Other comprehensive loss	—	—	—	(185)	—	(185)
Balance - March 31, 2024	94,468,558	$817,342	$36,152	$(344)	$(581,353)	$271,797

Balance - October 1, 2024	108,585,492	$852,891	$37,129	$(63)	$(583,968)	$305,989
Shares issued related to business combination, net of issue costs of $71 (Note 12 (i) and Note 18)	17,233,950	39,050	—	—	—	39,050
Private placement (Note 12 (i))	7,562,447	23,963	—	—	—	23,963
Share-based compensation (Note 12)	—	—	2,263	—	—	2,263
Exercise of restricted share units (Note 12)	452,273	1,363	(1,363)	—	—	—
Exercise of performance share units (Note 12)	1,801	15	(15)	—	—	—
Net income (loss)	—	—	—	—	19,499	19,499
Other comprehensive loss	—	—	—	(198)	—	(198)
Balance - March 31, 2025	133,835,963	$917,282	$38,014	$(261)	$(564,469)	$390,566

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2025 AND 2024    3

ORGANIGRAM GLOBAL INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
For the six months ended March 31, 2025 and 2024
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	SIX MONTHS ENDED
	MARCH 31, 2025	MARCH 31, 2024
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Net income (loss)	$19,499	$(42,825)
Items not affecting operating cash:
Share-based compensation (Note 12)	2,263	4,002
Depreciation and amortization	8,226	5,967
Loss on disposal of property, plant and equipment and intangible assets	—	50
Realized fair value on inventories sold and other inventory charges (Note 6)	27,258	22,985
Unrealized gain on changes in fair value of biological assets (Note 5)	(25,588)	(18,512)
Investment income, net of financing costs	(1,004)	(1,172)
Share of loss from investments in associates	—	267
Change in fair value of contingent consideration (Note 18)	(3,899)	(50)
Bad debts and provision for expected credit losses	—	4,239
Change in fair value of derivative liabilities, preferred shares and other financial assets (Note 15)	(32,660)	12,985
Unrealized foreign exchange gain	(2,054)	—
Share issuance costs allocated to derivative liabilities (Note11)	170	$—
Income tax recovery	(106)	(30)
Cash and restricted cash used in operating activities before working capital changes	(7,895)	(12,094)
Changes in non-cash working capital:
Net change in accounts and other receivables, biological assets, inventories, prepaid expenses and deposits	2,117	(9,061)
Net change in accounts payable and accrued liabilities, provisions and other liabilities	(14,987)	19,864
Net cash and restricted cash used in operating activities	(20,765)	(1,291)

FINANCING ACTIVITIES
Private placement, net of share issue costs (Note 12)	41,181	41,100
Payment of lease liabilities, net of sublease receipts	(693)	(350)
Payment of long-term debt	(30)	(40)
Stock options exercised	—	3
Net cash provided by financing activities	40,458	40,713

INVESTING ACTIVITIES
Purchase of short-term investments	(846)	(802)
Proceeds from short-term investments	836	—
Acquisition of subsidiary, net of cash acquired	(64,873)	—
Investment income	1,217	1,285
Other financial assets	—	(6,463)
Proceeds on sale of property, plant and equipment	—	16
Purchase of property, plant and equipment (Note 7)	(8,134)	(1,971)
Purchase of intangible assets	(52)	(412)
Net cash used in investing activities	(71,852)	(8,347)

Effect of foreign exchange on cash	2,054	—
(DECREASE) INCREASE IN CASH AND RESTRICTED CASH	(50,105)	31,075

CASH AND RESTRICTED CASH
Beginning of period	132,605	51,757
End of period	$82,500	$82,832

Less: restricted cash	(69,319)	(11,028)
Cash as presented on the statement of financial position	$13,181	$71,804

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2025 AND 2024    4

ORGANIGRAM GLOBAL INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended March 31, 2025 and March 31, 2024
(Unaudited - expressed in CDN $000’s except share and per share amounts)

1.    NATURE OF OPERATIONS
Organigram Global Inc. (formerly known as "Organigram Holding Inc.") (the “Company”) is a publicly traded corporation with its common shares (the “Common Shares”) trading on the Toronto Stock Exchange (“TSX”) and on the Nasdaq Global Select Market (“NASDAQ”) under the symbol “OGI”. The head office of the Company is 1400-145 King Street West, Toronto, Ontario, Canada, M5H 1J8 and the registered office is 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3.

On March 24, 2025, the shareholders of the Company at the annual and special meeting of shareholders approved an amendment to the articles of the Company to change the name of the Company to “Organigram Global Inc". On March 31, 2025, the Company obtained all regulatory approvals for the change of name of the Company.

The Company’s wholly-owned subsidiaries are: (i) Organigram Inc., a licensed producer (“LP” or “Licensed Producer”) of cannabis and cannabis-derived products in Canada regulated by Health Canada under the Cannabis Act (Canada) and the Cannabis Regulations (Canada); (ii) 10870277 Canada Inc., a special purpose holding company for the Company; (iii) Motif Labs Ltd. ("Motif") an LP specializing in the vape and infused pre-roll categories; (iv) Collective Project Limited ("CPL"), a cannabis beverage brand and product formulation company; and (v) Collective Project USA Limited ("CPL USA"), a wholly-owned subsidiary of CPL. The Company was incorporated under the Business Corporations Act (British Columbia) on July 5, 2010, and continued under the Canada Business Corporations Act (“CBCA”) on April 6, 2016. Organigram Inc. was incorporated under the Business Corporations Act (New Brunswick) on March 1, 2013. 10870277 Canada Inc. was incorporated under the CBCA on July 4, 2018. Motif was incorporated under the Business Corporations Act (Ontario) on December 18, 2017. CPL was incorporated under the Business Corporations Act (Ontario) on October 23, 2013. CPL USA was incorporated under the General Corporate Law of the State of Delaware on April 12, 2019.

On October 1, 2023, Organigram Inc. amalgamated with the Company's then wholly-owned subsidiaries, The Edibles and Infusions Corporation ("EIC") and Laurentian Organic Inc. ("Laurentian") and continued as a single corporation under the name "Organigram Inc.", a 100% owned subsidiary of the Company. EIC was incorporated under the Business Corporations Act (Ontario) on September 20, 2018. Laurentian was incorporated under the CBCA on March 18, 2019.

2.     BASIS OF PREPARATION
i.Statement of compliance
These unaudited condensed consolidated interim financial statements ("interim financial statements") have been prepared in accordance with International Accounting Standard (“IAS 34”) Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The interim financial statements should be read in conjunction with the audited consolidated financial statements of the Company for the year ended September 30, 2024 and thirteen months ended September 30, 2023 (“Annual Consolidated Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB.

These interim financial statements were approved and authorized for issue by the Board of Directors of the Company on May 8, 2025.

ii.Basis of measurement
These interim financial statements have been prepared on a historical cost basis except for biological assets, share-based compensation, contingent share consideration, short-term investments, preferred shares, other financial assets and derivative liabilities, which are measured at fair value.

Historical cost is the fair value of the consideration given in exchange for goods and services, which is generally based upon the fair value of the consideration given in exchange for assets at the time of the transaction.

iii.Basis of consolidation
These interim financial statements include the accounts of the Company and its subsidiaries on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities the Company controls when it is exposed, or has rights, to variable returns from its involvement and has the ability to affect those returns through its power to direct the relevant activities of the subsidiaries. The results of subsidiaries acquired during the year are consolidated from the date of acquisition.

Associates are all entities over which the Company has significant influence but not control or joint control. Investments in associates are accounted for using the equity method after initial recognition at cost. Joint operations are arrangements in which the Company has joint control. The Company includes its proportionate share of the assets acquired and expenses incurred of the joint operation.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2025 AND 2024    5

iv.Foreign currency translation
Functional and presentation currency
These interim financial statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries, except for one subsidiary (CPL USA) and an associate (Alpha-Cannabis Pharma GmbH), for which the functional currencies have been determined to be USD and Euros, respectively.

3.     MATERIAL ACCOUNTING POLICIES
The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Company’s Annual Consolidated Financial Statements, except for the adoption of the following new standards and amendments.

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current and Non-current Liabilities with Covenants
In January 2020 and October 2022, the IASB issued amendments to IAS 1 to specify the requirements relating to determining whether a liability should be presented as current or non-current in the statement of financial position. Under the new requirements, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. These amendments also clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2024. These amendments do not have a material impact on the Company’s consolidated interim financial statements.

Amendments to IFRS 16: Lease Liability in a Sale and Leaseback
On September 22, 2022, the IASB issued amendments to IFRS 16, Leases, to specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendments are effective for annual reporting periods beginning on or after January 1, 2024 and must applied retrospectively to sale and leaseback transactions entered into after the date of initial application of IFRS 16. Earlier application is permitted and that fact must be disclosed. The Company has not entered into any sale and leaseback transactions in the past and does not anticipate doing so in the future. Therefore, these amendments do not have an impact on the Company's consolidated interim financial statements.

Amendments to IAS 7 and IFRS 7: Supplier Finance Arrangements
In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.
The amendments will be effective for annual reporting periods beginning on or after 1 January 2024. Early adoption is permitted, but will need to be disclosed. These amendments do not have an impact on the Company’s consolidated financial statements.

Critical accounting estimates and judgments
The preparation of the Company’s financial statements requires management to make estimates, assumptions and judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Significant estimates and judgments used in preparation of the interim financial statements are described in the Company’s Annual Consolidated Financial Statements.

In addition to those estimates and judgments described in the Company's Annual Consolidated Financial Statements, management made the following estimates, assumptions and judgments in the preparation of the interim financial statements:

Business Combinations
Management performs a valuation analysis to allocate the purchase price based on the acquisition date fair values of the identifiable assets acquired and liabilities assumed. Determining the fair value of identifiable assets acquired and liabilities assumed on the acquisition date and contingent share consideration requires the use of judgment and estimates. With respect to the acquisitions, the significant assumptions related to estimating the fair value of the acquired brands and customer relationships, included: the royalty rate, forecasted revenues, and forecasted cash flows. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2025 AND 2024    6

4.    ACCOUNTS AND OTHER RECEIVABLES
The Company’s accounts and other receivables include the following balances as at March 31, 2025 and September 30, 2024:

	MARCH 31, 2025	SEPTEMBER 30, 2024
Gross trade receivables	$52,661	$37,851
Less: reserves for product returns and price adjustments	(716)	(501)
Less: expected credit losses	(5,108)	(4,695)
Trade receivables	46,837	32,655
Receivable from related party	2,001	3,169
Current portion of net investment in subleases	230	513
Other receivables	919	816
	$49,987	$37,153

5.     BIOLOGICAL ASSETS
The Company measures biological assets, which consist of cannabis plants, at fair value less costs to sell up to the point of harvest, which then becomes the basis for the cost of finished goods inventories after harvest. Subsequent expenditures incurred on these finished goods inventories after harvest are capitalized based on IAS 2 Inventories.

The changes in the carrying value of biological assets as at March 31, 2025 are as follows:

	CAPITALIZED COST	BIOLOGICAL ASSET FAIR VALUE ADJUSTMENT	AMOUNT
Balance, September 30, 2024	$5,948	$9,225	$15,173
Unrealized gain on changes in fair value of biological assets	—	25,588	25,588
Production costs capitalized	19,880	—	19,880
Transfer to inventory upon harvest	(19,225)	(27,708)	(46,933)
Balance, March 31, 2025	$6,603	$7,105	$13,708

The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, then adjusts that amount for the average selling price per gram, and for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as level 3 within the fair value hierarchy (see Note 15), are used in determining the fair value of biological assets:

i.average selling price per gram – calculated as the weighted average current selling price of cannabis sold by the Company, adjusted for expectations about future pricing;
ii.expected average yield per plant – represents the number of grams of finished cannabis inventory which is expected to be obtained from each harvested cannabis plant currently under cultivation;
iii.wastage of plants based on their various stages of growth – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;
iv.post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling, and packaging; and
v.stage of completion in the cultivation process – calculated by taking the average number of weeks in production over a total average grow cycle of approximately 14 weeks.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth, based on expected yield of mature plants. As of March 31, 2025, it is expected that the Company’s biological assets will yield 28,651 kg (September 30, 2024 – 28,889 kg) of cannabis when eventually harvested. The Company’s estimates are, by their nature, subject to change, and differences from the expected yield will be reflected in the fair value adjustment to biological assets in future periods. The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 14-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value less costs to sell (subject to wastage adjustments).
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2025 AND 2024    7

Management believes the most significant unobservable inputs and their impact on fair value are as follows:

SIGNIFICANT	WEIGHTED AVERAGE INPUT					EFFECT ON FAIR VALUE
INPUTS & ASSUMPTIONS	March 31, 2025		September 30, 2024		SENSITIVITY	March 31, 2025	September 30, 2024
Average selling price per gram (excluding trim)	$1.63		$1.59		Increase or decrease by 10% per gram	$1,442	$1,463
Expected average yield per plant	169	grams	187	grams	Increase or decrease by 10 grams	$852	$781

The expected average yield per plant at March 31, 2025 and September 30, 2024 primarily reflects the average yield of the flower component of the plant.

6.     INVENTORIES
The Company’s inventories are comprised of the following balances as at March 31, 2025 and September 30, 2024:

	March 31, 2025
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$1,408	$2,362	$3,770
Dry cannabis
Available for packaging	15,612	9,991	25,603
Packaged inventory	5,433	3,115	8,548
Flower and trim available for extraction	1,394	1,130	2,524
Concentrated extract	11,551	4,180	15,731
Formulated extracts
Available for packaging	17,575	2,273	19,848
Packaged inventory	5,250	684	5,934
Packaging and supplies	19,383	—	19,383
	$77,606	$23,735	$101,341

	SEPTEMBER 30, 2024
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$1,390	$2,225	$3,615
Dry cannabis
Available for packaging	12,059	10,570	22,629
Packaged inventory	3,297	2,493	5,790
Flower and trim available for extraction	1,354	1,950	3,304
Concentrated extract	7,283	3,833	11,116
Formulated extracts
Available for packaging	5,958	2,091	8,049
Packaged inventory	3,119	366	3,485
Packaging and supplies	9,363	—	9,363
	$43,823	$23,528	$67,351

Flower and trim available for extraction are converted into concentrated extract, which can then be used for oil formulation (combining with a carrier oil) or other products such as edibles, hash and vaporizable products.

The amount of inventory expensed in cost of sales for the three and six months ended March 31, 2025 was $38,852 and $63,016 (March 31, 2024 – $21,015 and $41,060), respectively. The amount of inventory provisions and waste for the three and six months ended March 31, 2025 was $1,764 and $2,924 (March 31, 2024 – $1,976 and $5,340), respectively, which include, provisions for excess and unsaleable inventories of $548 and $561 (March 31, 2024 – $314 and $1,986), respectively, adjustments to net realizable value of $nil and $151 (March 31, 2024 – $33 and $46), respectively and processing and packaging waste of $1,216 and $2,212 (March 31, 2024 – $1,629 and $3,308), respectively, which is comprised of the
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2025 AND 2024    8

production or purchase costs of these inventories. The remaining balance of cost of sales relates to freight and operational overheads.

The amount of realized fair value on inventories sold and other inventory charges for the three and six months ended March 31, 2025 was $14,192 and $27,258 (March 31, 2024 – $11,062 and $22,985), respectively, including realized fair value on inventories sold of $13,725 and $26,244 (March 31, 2024 – $9,518 and $18,997), respectively. Inventory provisions to recognize the realized fair value on waste and to adjust to net realizable value during the three and six months ended March 31, 2025 were $467 and $1,165 (March 31, 2024 – $1,577 and $4,034), respectively, consisting of $nil and $151 (March 31, 2024 – $33 and $46), respectively, recognized in cost of sales and $467 and $1,014 (March 31, 2024 – $1,544 and $3,988), respectively, recognized in fair value adjustments.

7.    PROPERTY, PLANT AND EQUIPMENT

	LAND	BUILDINGS	CONSTRUCTION IN PROCESS	GROWING & PROCESSING EQUIPMENT	LEASEHOLD IMPROVEMENTS	OTHER	RIGHT-OF-USE ASSETS	TOTAL
Cost
Balance, September 30, 2024	$4,705	$162,791	$—	$168,952	$555	$14,598	$3,759	$355,360
Acquisitions through business combinations (Note 18)	—	—	—	7,596	10,383	1,885	5,744	25,608
Additions	—	382	2,365	854	214	193	—	4,008
Balance, March 31, 2025	$4,705	$163,173	$2,365	$177,402	$11,152	$16,676	$9,503	$384,976

Accumulated depreciation and impairment
Balance, September 30, 2024	$(2,721)	$(106,199)	$—	$(137,584)	$(415)	$(11,676)	$(534)	$(259,129)
Depreciation	—	(1,493)	—	(3,146)	(413)	(399)	(452)	(5,903)
Balance, March 31, 2025	$(2,721)	$(107,692)	$—	$(140,730)	$(828)	$(12,075)	$(986)	$(265,032)

Net book value
September 30, 2024	$1,984	$56,592	$—	$31,368	$140	$2,922	$3,225	$96,231
March 31, 2025	$1,984	$55,481	$2,365	$36,672	$10,324	$4,601	$8,517	$119,944

Included in deferred charges and deposits is $6,425 (September 30, 2024 – $471) paid to secure the acquisition of growing and processing equipment. The amounts will be recorded in property, plant and equipment as equipment is received.

Reconciliation of property, plant, and equipment additions to the statements of cash flows
The following table reconciles additions of property, plant, and equipment per the above table to the purchases of property, plant, and equipment per the statements of cash flows:

	MARCH 31, 2025	MARCH 31, 2024
Total additions (including right-of-use lease assets)	$29,616	$1,947
Additions related to business combinations	(25,608)	—
Additions related to right-of-use lease assets	—	(16)
Net change in deferred charges and deposits related to purchases of property, plant and equipment	5,954	193
Net change in accounts payable and accrued liabilities related to purchases of property, plant and equipment	(1,828)	(153)
Purchase of property, plant and equipment	$8,134	$1,971

8. OTHER FINANCIAL ASSETS
The following table outlines changes in other financial assets. Note 15 provides additional details on the fair value calculation of each investment.

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ENTITY	ASSET TYPE	BALANCE, SEPTEMBER 30, 2024	FAIR VALUE CHANGES	BALANCE, MARCH 31, 2025
Weekend Holdings Corp. ("WHC")	Preferred shares	$5,441	$(198)	$5,243
Phylos Bioscience Inc. ("Phylos")	Secured convertible loan	$9,285	$3,519	$12,804
Steady State LLC (d/b/a Open Book Extracts) ("OBX")	Convertible loan	$2,881	$355	$3,236
Sanity Group GmbH ("Sanity Group")	Convertible loan	$19,153	$2,829	$21,982
Sanity Group	Common shares	$3,967	$339	$4,306
		$40,727	$6,844	$47,571
9.    DERIVATIVE LIABILITIES
The following table outlines changes in derivative liabilities, which are measured at fair value with changes recognized in the condensed consolidated interim statements of operations and comprehensive income (loss).

	MARCH 31, 2025		SEPTEMBER 30, 2024
	CURRENT	LONG-TERM	CURRENT	LONG-TERM
Top-up Rights	$4,796	$—	$—	$6,338
Secured Convertible Loan Agreement	64	—	368	—
Non-voting Class A preferred shares	—	—	4,771	—
Warrants	—	2,026	—	7,772
	$4,860	$2,026	$5,139	$14,110

i.    Top-up Rights
As at March 31, 2025, the Company revalued the top-up-rights (the "Top-up Rights") of British American Tobacco p.l.c ("BAT") to an estimated fair value of $4,796 (September 30, 2024 – $6,338). The Company recorded a decrease in the estimated fair value change of the Top-up Rights for the three and six months ended March 31, 2025 of $20,487 and $1,542 (March 31, 2024 – increase of $713 and $889).

The following inputs were used to estimate the fair value of the Top-up Rights at March 31, 2025 and September 30, 2024:

	MARCH 31, 2025
	STOCK OPTIONS	WARRANTS	PSUs	RSUs	TOP-UP OPTIONS
Average exercise price	$1.20 - $45.08	$3.65	$—	$—	$1.90 - $9.93
Risk free interest rate	2.45% - 2.49%	2.46%	2.45%	2.45%	2.70%
Expected future volatility of Common Shares	70.00% - 75.00%	75.00%	75.00%	75.00%	40.00%
Expected life (years)	1.77 - 3.51	3.01	2.50	2.07	0.92
Forfeiture rate	10%	—%	25%	5%	—%

	SEPTEMBER 30, 2024
	STOCK OPTIONS	WARRANTS	PSUs	RSUs	TOP-UP OPTIONS
Average exercise price	$1.20 - $45.08	$2.50	$—	$—	$1.20 - $2.23
Risk free interest rate	2.78% - 2.89%	2.79%	2.83%	2.87%	3.10%
Expected future volatility of Common Shares	75.00% - 85.00%	75.00%	75.00%	75.00%	60.00%
Expected life (years)	2.14 - 4.40	0.12	5.92	5.18	1.41
Forfeiture rate	10%	—%	25%	6%	—%

ii.    Secured Convertible Loan Agreement
On May 25, 2023, the Company entered into a secured convertible loan agreement (the “Secured Convertible Loan Agreement”) with Phylos. Under the terms of this agreement, the Company has a commitment to fund US$4.75 million over two tranches within 12 and 24 months from the initial closing date, upon the achievement of certain milestones. This commitment meets the definition of a derivative and the value of such derivative was considered as part of the overall transaction price in the initial recognition of the secured convertible loan and intangible assets. At initial recognition, the Company recognized a derivative liability of $1,424 based on the estimated fair value of the secured convertible loan.

In November, 2023, the Company funded the second tranche of US$2.75 million and a derivative liability of $1,385 was derecognized. Thereafter, in July 2024, the company also funded US$1 million for the third tranche and a derivative liability of
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$752 was derecognized. As at March 31, 2025, the Company revalued the commitment to fund the remainder of the third tranche to an estimated fair value of $64 (September 30, 2024 – $368) and recorded a change in fair value of $nil and $304 for the three and six months ended March 31, 2025 (March 31, 2024 – $28 and $412), respectively.

iii.    Non-voting Class A preferred shares (the "Preferred Shares")
In February, 2025, the Company closed the third and final tranche of the follow-on investment by BAT (the "Follow-on BAT Investment") and issued 5,330,728 Preferred Shares. At the time of closing of the final tranche, the Company derecognized the derivative of $2,165. For the three and six months ended March 31, 2025, the Company recognized a fair value gain of $6,266 and $6,937 in the condensed consolidated interim statements of operations and comprehensive income (loss).

iv.    Warrants
During the three and six months ended March 31, 2025, no warrants were exercised. As at March 31, 2025, the Company revalued the derivative liability for warrants to an estimated fair value of $2,026 (September 30, 2024 – $7,772). The Company recorded a decrease in the estimated fair value of the derivative liabilities for the three and six months ended March 31, 2025 of $2,398 and $5,746 (March 31, 2024 – $nil and $nil), respectively.

The following inputs were used to estimate the fair value of the warrants as at March 31, 2025:

MARCH 31, 2025
Risk free interest rate	2.57%
Life of Warrants (years)	3.01
Market price of Common Shares	$1.47
Expected future volatility of Common Shares	79.60%
Fair value per Warrant	$0.46

10.    OTHER CURRENT AND LONG-TERM LIABILITIES
The carrying value of other current and long-term liabilities as at March 31, 2025 and September 30, 2024 consists of:

	MARCH 31, 2025		SEPTEMBER 30, 2024
	CURRENT	LONG-TERM	CURRENT	LONG-TERM
Lease liabilities	$1,250	$8,232	$1,026	$3,344
Contingent consideration	5,150	12,513	—	—
Deferred consideration	1,307	—	—	—
Long-term debt	55	—	60	25
	$7,762	$20,745	$1,086	$3,369

11.     PREFERRED SHARES
In February, 2025, the Company closed the third and final tranche of the Follow-on BAT Investment and issued 5,330,728 Preferred Shares of the Company. On initial recognition, these Preferred Shares were measured at a fair value of $15,053. At the time of closing of the first tranche Follow-on BAT Investment, the Company incurred transaction costs of $1,259 and $410 was recognized as prepaid expenses and deposits for the closing of this final tranche. Out of total of $410, $170 was allocated to Preferred Shares and was recognized as an expense in the condensed consolidated interim statements of operations and comprehensive income (loss). Refer to Note 12 (i) for further details.

As at March 31, 2025, the Company revalued the Preferred Shares to an estimated fair value of $35,034 (September 30, 2024 – $31,070. For the three and six months ended March 31, 2025, the Company recognized a fair value gain of $14,825 and $11,089, respectively in the condensed consolidated interim statements of operations and comprehensive income (loss).

12.    SHARE CAPITAL
i.    Issuances of share capital
The Motif Labs Ltd. acquisition
On December 6, 2024, the Company issued 17,233,950 Common Shares in connection with its acquisition of Motif as described in Note 18. The fair value of the Common Shares on the date of issuance was $2.270 per share. Share issuance costs incurred were $71 related to listing fees and were allocated to the Common Shares recorded in share capital.

Follow-on BAT Investment
In February, 2025, the Company closed the third and final tranche of the Follow-on BAT Investment and issued 7,562,447 Common Shares and 5,330,728 Preferred Shares of the Company at a price of $3.2203 per share for gross proceeds of $41,520. On initial recognition, the Company recognized the total consideration for this tranche, which consisted of the recognition of gross proceeds of $41,520 and derecognition the derivative assets of $2,165 for the final tranche. The carrying
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amount of the Common Shares issued in the final tranche was measured as the residual of the total consideration for the final tranche and the fair value of the Preferred Shares and derivative assets of $15,053 and $2,165, respectively.

At the time of closing of the first tranche Follow-on BAT Investment, the Company incurred transaction costs of $1,259 and $410 was recognized as prepaid expenses and deposits for the closing of this final tranche. Out of total of $410, $170 was allocated to Preferred Shares and was recognized as an expense in the condensed consolidated interim statements of operations and comprehensive income (loss), while $240 was deducted from the carrying amount of the Common Shares.

In addition to the above transaction costs, the company incurred $99 directly related to issuance of Common shares, which was also deducted from the carrying amount of the Common Shares.

Exercise of restricted share units ("RSU")
During the six months ended March 31, 2025, 452,273 (March 31, 2024 – $409,887) RSUs were exercised for an increase of $1,363 (March 31, 2024 – $1,230) to share capital and a decrease to equity reserves of $1,363 (March 31, 2024 – $1,230).

Exercise of performance share units ("PSU")
During the six months ended March 31, 2025, 1,801 (March 31, 2024 – 2,216) PSUs were exercised for an increase of $15 (March 31, 2024 – $22) to share capital and a decrease to equity reserves of $15 (March 31, 2024 - $22).

ii.    Share-based compensation
During the three and six months ended March 31, 2025, the Company recognized total share-based compensation charges, including those related to production employees which are charged to biological assets and inventory, of $938 and $2,263 (March 31, 2024 – $1,995 and $4,002).

Stock options
The following table summarizes changes in the Company’s outstanding stock options for the six months ended March 31, 2025:

	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
Balance - September 30, 2024	2,691,336	$9.89
Expired	(69,562)	9.94
Balance - March 31, 2025	2,621,774	$9.89

The fair value of options granted during the six months ended March 31, 2025, was $nil (March 31, 2024 – $123) and was estimated using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted.

For the three and six months ended March 31, 2025, share-based compensation charges, including related to production employees that are charged to biological assets and inventory, were $10 and $23 (March 31, 2024 – $385 and $683), respectively, related to the Company’s stock option plan.

Restricted share units
The following table summarizes the movement in the Company’s outstanding RSUs:

NUMBER
Balance - September 30, 2024	2,973,643
Granted	1,072,336
Exercised	(452,273)
Cancelled / Forfeited	(88,578)
Balance - March 31, 2025	3,505,128

The estimated fair value of the equity settled RSUs granted during the six months ended March 31, 2025 was $2,490 (March 31, 2024 – $6,794), which was based on the Company’s share price at the grant date and will be recognized as an expense over the vesting period of the RSUs, which is over a period of three years for most grants.

For the three and six months ended March 31, 2025, $770 and $1,841 (March 31, 2024 – $1,464 and $3,095), respectively, has been recognized as share-based compensation expense.

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Performance share units
The following table summarizes the movements in the Company’s outstanding PSUs:

NUMBER
Balance - September 30, 2024	1,117,218
Granted	725,686
Exercised	(1,801)
Cancelled / Forfeited	(136,172)
Balance - March 31, 2025	1,704,931

The estimated fair value of the equity settled PSUs granted during the six months ended March 31, 2025 was $812 (March 31, 2024 – $765), which was based on the Company’s share price at the grant date, adjusted for an estimate of likelihood of forfeiture, and will be recognized as an expense over the vesting period of the PSUs, which is three years for most grants.

For the three and six months ended March 31, 2025, $158 and $399 (March 31, 2024 – $146 and $224), respectively, has been recognized as share-based compensation expense.

13.    RELATED PARTY TRANSACTIONS AND BALANCES
Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling activities of the Company, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors. The transactions are conducted at arm's length and in the normal course of operations.

Management and Board Compensation
For the three and six months ended March 31, 2025 and March 31, 2024, the Company’s expenses included the following management and Board of Directors compensation:

	THREE MONTHS ENDED		SIX MONTHS ENDED
	MARCH 31, 2025	MARCH 31, 2024	MARCH 31, 2025	MARCH 31, 2024
Salaries and bonus	$1,324	$1,479	$2,626	$3,050
Share-based compensation	646	1,450	1,421	2,387
Total key management compensation	$1,970	$2,929	$4,047	$5,437

During the three and six months ended March 31, 2025, nil and nil stock options (March 31, 2024 – 62,000 and 62,000), respectively, were granted to key management personnel with an aggregate fair value of $nil and $nil (March 31, 2024 – $123 and $123), respectively. In addition, during the three and six months ended March 31, 2025, nil and 404,905 RSUs (March 31, 2024 – 830,888 and 2,138,542), respectively were granted with a fair value of $nil and $1,538 (March 31, 2024 – $2,116 and $4,300), respectively. For the three and six months ended March 31, 2025, nil and 404,905 PSUs (March 31, 2024 – 16,785 and 678,717), respectively, were issued to key management personnel with an aggregate fair value of $nil and $457 (March 31, 2024 – $25 and $543), respectively.

Significant Transactions with Associates and Joint Operations
The Company has transactions with related parties, as defined in IAS 24 Related Party Disclosures, all of which are undertaken in the normal course of business.

For the three and six months ended March 31, 2025, under the product development collaboration agreement between the Company and BAT dated March 10, 2021, BAT incurred $824 and $1,242 (March 31, 2024 – $1,282 and $2,388), respectively, of direct expenses and the Company incurred $1,450 and $2,924 (March 31, 2024 – $1,746 and $6,770), respectively, of direct expenses and capital expenditures of $nil and $nil (March 31, 2024 – $1 and $95), respectively, related to the center of excellence. The Company recorded in the three and six months ended March 31, 2025, $1,137 and $2,083 (March 31, 2024 – $1,514 and $4,579), respectively of these expenditures within research and development expenses in the condensed consolidated interim statements of operations and comprehensive income (loss). For the three and six months ended March 31, 2025, the Company recorded $nil and $nil (March 31, 2024 – $1 and $48), respectively, of capital expenditures which are included in the condensed consolidated interim statements of financial position.

At March 31, 2025, there is a balance receivable from BAT of $2,001 (September 30, 2024 – $3,169).

In November 2023, the Company entered into a subscription agreement with BAT for a $124.6 million Follow-on BAT Investment, whereby BAT, agreed to subscribe for a total of 38,679,525 shares at a price of $3.2203 per share, subject to the receipt of shareholder approval, certain regulatory approvals and other conditions. In February 28, 2025, the Company closed
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the third and final tranche of the Follow-on BAT Investment and issued 7,562,447 Common Shares and 5,330,728 Preferred Shares of the Company .

14.     CAPITAL MANAGEMENT
The Company's capital consists of long-term debt (including current portion), derivative liabilities, preferred shares, share capital, equity reserves, accumulated other comprehensive loss, and accumulated deficit, which at March 31, 2025 is $432,541 (September 30, 2024 - $356,333). Equity reserves is comprised of any amounts recorded with respect to the recognition of share-based compensation expense (stock options, RSUs, or PSUs) and the fair value of warrants issued. Accumulated other comprehensive loss is entirely comprised of fair value changes recorded on the Company's investment in WHC.

The Company manages its capital structure and adjusts it based on funds available to the Company, in order to fund its growth. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative stage of the Company, is reasonable. There were no changes to the Company's approach to capital management during the period.

15.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS
i.Fair value of financial instruments
Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety.

The three levels of the fair value hierarchy are described as follows:

•level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

•level 2 inputs, other than quoted prices included within level 1, that are observable for the asset or liability, either directly or indirectly; and

•level 3 inputs are unobservable inputs for the asset or liability.

The fair values of cash, short term investments, accounts and other receivables, accounts payable and accrued liabilities and restricted funds approximate their carrying amounts due to their short-term nature.

The fair value of the investment in WHC is primarily based on level 3 unobservable inputs and is determined using a market-based approach, based on revenue multiples for comparable companies.

The fair value of the secured convertible loan advanced to Phylos under the Secured Convertible Loan Agreement was determined using the Cox-Ross-Rubinstein binomial lattice option pricing model and has been classified as level 3 in the fair value hierarchy. The fair value of the secured convertible loan was based on certain assumptions, including likelihood, and timing of the federal legalization or decriminalization of cannabis in the United States. Similarly, the fair value of the commitment to fund an additional US $1 million was based on certain assumptions, including the probability of Phylos achieving required milestones.

The fair value of the convertible promissory note issued to OBX was determined using the binomial lattice model. The key assumptions used in the model are OBX stock price, dividend yield, expected future volatility of OBX stock, credit risk-adjusted discounting rate, risk-free rate, and probability and timing of certain qualified events. The credit risk-adjusted discounting rate and the expected equity volatility are based on unobservable inputs and are categorized as Level 3 in the fair value hierarchy.

The fair value of the Top-up Rights is based on level 3 inputs utilized in a Monte Carlo pricing model to estimate the fair value of such Top-up Rights. The key assumptions used in the model are the expected future price of the Company’s Common Shares, the weighted average expected life of the instruments and the expected future volatility of Common Shares.

The fair value of the convertible note advanced to Sanity Group was determined using the binomial lattice model. The key assumptions used in the Model are Sanity Group stock price, dividend yield, expected future volatility of Sanity Group stock, credit risk-adjusted discounting rate, risk-free rate, and probability and timing of certain qualified and non-qualified events. The credit risk-adjusted discounting rate and the expected equity volatility are based on unobservable inputs and are categorized as level 3 in the fair value hierarchy.
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The fair value of equity interest in the Sanity Group was determined using the option pricing model wherein the current value of the Sanity Group was allocated to the various types of shares based on their rights and preferences. The current value of the Sanity Group was determined using the backsolve approach which benchmarks the original issue price of the Sanity Group's latest funding transaction.

The fair value of derivative warrant liabilities is based on level 1 and 2 inputs utilized in a Black-Scholes option pricing model to estimate the fair value of such warrants. The key assumption used in the model is the expected future volatility in the price of the Company’s Common Shares. If the expected future volatility in the common share price of the Company increased by 10%, the estimated fair value of the derivative warrant liability and net loss would increase by $647, or if it decreased by 10%, the estimated fair value of the derivative warrant liability and net loss would decrease by $683.

The fair value of the Motif's contingent share consideration is primarily based on Level 3 unobservable inputs in a Monte Carlo pricing model. The model simulates daily share price of the Company for twelve months and monitors when the share achieves a volume weighted average trading price, which would trigger the issuance of the contingent shares consideration. The key assumptions used in the model are expected future price and the expected future volatility of the Company's Common Shares.

The fair value of the CPL contingent consideration is primarily based on Level 3 unobservable inputs in a Monte Carlo pricing model. The determination of the fair value of this liability is primarily driven by the Company’s expectations of CPL achieving its milestones. The key inputs used in the model are revenue discount rate, revenue and asset volatility and risk free rate.

The fair value of Preferred Shares is based on level 1, level 2 and level 3 inputs and is determined based on market price and volatility of the Company's Common Shares, risk free rate and discount for lack of marketability.

During the period, there were no transfers of amounts between levels 1, 2 and 3.

For the three and six months ended March 31, 2025, and March 31, 2024, the Company recorded the following fair value changes related to its financial instruments:

	THREE MONTHS ENDED			SIX MONTHS ENDED
	MARCH 31, 2025	MARCH 31, 2024	0	MARCH 31, 2025	0	MARCH 31, 2024
Investment in Phylos	$(1,048)	$(99)	$—	$(3,519)	$—	$(203)
Investment in OBX	(67)	—	—	(355)	—	—
Investment in Sanity Group (convertible loan)	(1,678)	—	—	(2,829)	—	—
Investment in Sanity Group (common shares)	(386)	—	—	(339)	—	—
Top-up Rights	(20,487)	713	—	(1,542)	—	889
Commitment to fund third tranche of Phylos convertible loan	—	28	—	(304)	—	412
Commitment to issue Preferred Shares	(6,266)	11,887	—	(6,937)	—	11,887
Warrants	(2,398)	—	—	(5,746)	—	—
Preferred shares	(14,825)	—	—	(11,089)	—	—
	$(47,155)	$12,529	$—	$(32,660)	$—	$12,985

Additionally, for the three and six months ended March 31, 2025, and March 31, 2024, the Company also fair valued its investment in WHC and recognized a decrease in fair value of $438 and $198 (March 31, 2024 – decrease of $130 and $185) in the consolidated statements of operations and comprehensive loss within other comprehensive income (loss).

ii.Financial risk factors
The Company is exposed to various risks through its financial instruments, as follows:

(a) Credit risk arises from deposits with banks, short-term investments, outstanding trade and other receivables, restricted funds and other financial assets. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance, except potentially from outstanding receivable from one of the international customers. For certain trade and other receivables, management also obtains insurance, guarantees or general security agreements, where applicable. The maximum exposure to credit risk of cash, restricted cash, short-term investments, accounts and other receivables and other financial assets on the statement of financial position at March 31, 2025 approximates $180,931 (September 30, 2024 – $211,306).

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As of March 31, 2025 and September 30, 2024, the Company’s aging of trade receivables was as follows:

	MARCH 31, 2025	SEPTEMBER 30, 2024
0-60 days	$45,536	$32,349
More than 60 days	7,125	5,502
Gross trade receivables	$52,661	$37,851
Less: Expected credit losses and reserve for product returns and price adjustments	(5,824)	(5,196)
	$46,837	$32,655

(b) Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by reviewing its capital requirements and liquidity position on an ongoing basis. At March 31, 2025, the Company had $13,181 (September 30, 2024 – $106,745) of cash (unrestricted) and working capital of $182,879 (September 30, 2024 – $208,897). If necessary, the Company may access additional liquidity through the capital markets, including both debt and equity financing.

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows as at March 31, 2025:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	63,001	63,001	63,001	—	—	—
Long-term debt	55	55	55	—	—	—
Lease obligations	9,433	12,370	1,892	3,122	3,061	4,295
	$72,489	$75,426	$64,948	$3,122	$3,061	$4,295

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities.

In connection with the Company’s facilities, the Company is contractually committed to approximately $4,235 of capital expenditures.

(c) Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk for the Company is comprised of interest rate risk.

(d) Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s debt obligations with floating interest rates. The Company has determined that a 1% change in rates would not have a material impact on the interim financial statements.

16.    REVENUE
Net revenue for the Company is defined as gross revenue, which is net of any customer discounts, rebates, and sales returns and recoveries, less excise taxes.

Gross revenue for the three and six months ended March 31, 2025 and March 31, 2024 is disaggregated as follows:

	THREE MONTHS ENDED		SIX MONTHS ENDED
	MARCH 31, 2025	MARCH 31, 2024	MARCH 31, 2025	MARCH 31, 2024
Recreational wholesale revenue (Canadian)	$93,126	$52,915	$155,760	$107,157
Direct to patient medical and medical wholesale revenue (Canadian)	710	448	1,206	894
International wholesale (business to business)	6,069	2,184	9,399	3,209
Wholesale to Licensed Producers (Canadian)	2,858	1,794	3,204	2,341
Other revenue	—	84	—	94
Gross revenue	$102,763	$57,425	$169,569	$113,695
Excise taxes	(37,163)	(19,797)	(61,239)	(39,612)
Net revenue	$65,600	$37,628	$108,330	$74,083

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Recreational revenue is primarily comprised of provincial government bodies and large retailers that sell cannabis through their respective distribution models, whereas international and domestic wholesale revenue is comprised of wholesale shipments to other cannabis companies, including Licensed Producers, for further processing and sales onto their end customers.

During the three and six months ended March 31, 2025, the Company had three and four customers (March 31, 2024 – four and four customers), respectively, that individually represented more than 10% of the Company’s net revenue.

17.    GENERAL AND ADMINISTRATIVE EXPENSES BY NATURE

	THREE MONTHS ENDED		SIX MONTHS ENDED
	MARCH 31, 2025	MARCH 31, 2024	MARCH 31, 2025	MARCH 31, 2024
Office and general	$4,586	$8,226	$8,027	$11,974
Wages and benefits	6,278	3,924	11,266	7,933
Professional fees	1,480	1,389	2,956	3,736
Depreciation and amortization	2,204	1,108	3,261	1,925
Travel and accommodation	216	143	370	358
Utilities	203	139	320	280
Total general and administrative expenses	$14,967	$14,929	$26,200	$26,206

18.    ACQUISITION OF SUBSIDIARIES

i.Acquisition of Motif
On December 6, 2024, the Company acquired 100% of the issued and outstanding shares of Motif, a Canadian leader in the vape and infused pre-roll categories backed by a portfolio of strong owned brands, for upfront consideration of $90 million. This included $50 million in cash and $40 million of the Company's common shares priced based on the 30 day trading volume-weighted average price ("VWAP") of $2.3210. In addition, Motif shareholders are entitled to receive an additional contingent consideration of $10 million payable in the Company's common shares, conditional on the Company achieving a price per share exceeding $3.2203 per share, based on the rolling 30-trading day VWAP on the TSX, within 12 months of the date of the transaction. The Company believes that this acquisition will bring economies of scale and by leveraging the combined competitive advantages and respective market positions, the Company will continue to grow in Canada and internationally.

The Company elected not to apply the optional concentration test and, as such, carried out a detailed analysis of inputs, outputs and substantive processes. Included in the identifiable assets acquired and liabilities assumed at the date of acquisition of Motif are inputs (production equipment, manufacturing facility and a sales license), production processes and an organized workforce. The Company has determined that together the acquired inputs and processes significantly contribute to the ability to create revenue. The Company has concluded that the acquired set is a business.

Equity instruments issued
The fair value of the 17,233,950 Common Shares issued was $39,121, based on the TSX-listed share price of $2.27 per share of the Company at the closing on December 5, 2024. The number of Common Shares issued was determined by dividing the total share consideration of $40 million, as per the share purchase agreement, by the 5-day volume-weighted average TSX-listed share price of $2.3210 preceding the closing date.

Acquisition costs
The Company incurred $3,849 in acquisition-related costs for legal fees and due diligence. Of this amount, $3,778 was recorded in the statement of operations and comprehensive loss, while $71 was capitalized as share issuance costs.

Assets acquired and liabilities assumed
The following table summarizes management's provisional recognition of assets acquired and liabilities assumed at the date of acquisition:

FAIR VALUE ON ACQUISITION
Assets
Accounts and other receivable	$21,618
Cash	5,055
Inventories	24,474
Property, plant and equipment	19,864
Right-of-use assets	5,744
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Intangible assets	34,330
Prepaid expenses and deposits	1,338
Total assets	$112,423

Liabilities
Accounts payable and accrued liabilities	$27,708
Lease liability	5,681
Other liabilities	12,056
Loan payable	236
Deferred income taxes	10,100
Total liabilities	$55,781
Total identifiable net assets at fair value	$56,642

Consideration transferred
Cash consideration	$52,171
Equity instruments (17,233,950 Common Shares)	39,121
Contingent consideration	4,472
Settlement of pre-acquisition relationship	(89)
Working capital adjustment	(541)
$95,134

Goodwill arising on acquisition	$38,492

Goodwill arising from the acquisition represents the expected synergies, future income and growth and other intangibles that do not qualify for separate recognition. None of the goodwill recognized is expected to be deductible for tax purposes. The deferred tax liability mainly comprises the tax effect of the accelerated depreciation for tax purposes of tangible and intangible assets.

Contingent Consideration
During the three and six months ended March 31, 2025, a change in fair valuation of $3,899 and $3,899, respectively was recognized in the condensed consolidated interim statements of operations and comprehensive income (loss). As at March 31, 2025, the contingent consideration has been adjusted to $573.

For the three and six months ended March 31, 2025, Motif contributed $42,762 and $50,343 of gross revenue and a net income of $1,213 and $135, respectively to the consolidated results. If the acquisition had occurred on October 1, 2024, management estimates consolidated gross revenue of the Company would have been $200,669 and consolidated net income would have been approximately $19,647 for the six months ended March 31, 2025.

ii.Acquisition of CPL
On March 31, 2025, the Company acquired 100% of the issued and outstanding shares of CPL, a Canadian company operating in the THC and hemp-derived THC beverage categories, supported by a portfolio of strong owned brands, for upfront consideration of $6 million ("Original Consideration"). CPL shareholders are also entitled to receive up to additional consideration of $24 million in contingent consideration, subject to achievement of certain milestone and earnout targets.

The Company elected not to apply the optional concentration test and, as such, carried out a detailed analysis of inputs, outputs and substantive processes. Included in the identifiable assets acquired and liabilities assumed at the date of acquisition of CPL are inputs (formulations), distributor relationships and an organized workforce. The Company has determined that the acquired inputs and processes collectively represent a substantive integrated set that is capable of generating revenue. As such, the Company has concluded that the acquired set meets the definition of a business under IFRS 3.

Acquisition costs
The Company incurred $172 in acquisition-related costs for legal fees and due diligence. This amount was recorded in the condensed consolidated interim statements of operations and comprehensive income (loss).

Assets acquired and liabilities assumed
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2025 AND 2024    18

Because the transaction was closed on the last day of the reporting period, the Company has not yet finalized the purchase accounting including determination of any final working capital adjustment. The following table summarizes management's provisional recognition of assets acquired and liabilities assumed at the date of acquisition:

FAIR VALUE ON ACQUISITION
Assets
Accounts and other receivable	$1,243
Cash	118
Inventories	1,072
Intangible assets	15,166
Prepaid expenses and deposits	13
Total assets	$17,612

Liabilities
Accounts payable and accrued liabilities	$1,119
Deferred income taxes	3,809
Total liabilities	$4,928

Total identifiable net assets at fair value	$12,684

Consideration transferred
Cash consideration	$4,893
Contingent consideration	17,090
Deferred consideration	1,307
Working capital adjustment	957
$24,247

Goodwill arising on acquisition	$11,563

Goodwill arising from the acquisition represents the expected synergies, future income and growth and other intangibles that do not qualify for separate recognition. None of the goodwill recognized is expected to be deductible for tax purposes. The deferred tax liability mainly comprises the tax effect of the accelerated depreciation for tax purposes of tangible and intangible assets.

Contingent Consideration
The acquisition of CPL includes following milestone and earnout payments (collectively called "Contingent Consideration"):

Milestone Payments
a.If, on or before June 30, 2025, CPL achieves cumulative sales of at least US$500 from its U.S. hemp-derived beverage business, the Company shall, within 30 days of the delivery of the achievement of such milestone, pay the seller a milestone payment ("First Milestone") in the amount of $2 million by wire transfer of immediately available funds to an account designated by the Seller; and

b.If, on or before September 30, 2025, CPL achieves cumulative sales of at least US$1 million from its U.S. hemp-derived beverage business, the Company shall, within 30 days of the delivery of the achievement of such milestone, pay the seller a milestone payment ("Second Milestone") in the amount of $2 million by wire transfer of immediately available funds to an account designated by the Seller

Earnout Payments

a.The first eligible earnout payment (“First Earnout”), if applicable, shall be paid by the end of calendar year 2025 based on 2.5 times the trailing twelve months' net revenue to September 30, 2025, of CPL, less any consideration paid to date, including the Original Consideration, First Milestone and Second Milestone. The First Earnout, if applicable, is to be paid 50% in cash and 50% in the Company's share priced at the five-day TSX VWAP the day prior to settlement; and

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b.The second eligible earnout payment (“Second Earnout”), if applicable, shall be paid by the end of calendar 2026 based on 2.5 times the trailing twelve months' net revenue to September 30, 2026, of CPL, less any consideration paid to date, including the Original Consideration, First Milestone, Second Milestone and the First Earnout. The Second Earnout, if applicable, is to be paid 50% in cash and 50% in the Company's share priced at the five-day TSX VWAP the day prior to settlement

As at the acquisition date, the fair value of the contingent consideration was estimated to be $17,090. Of the total contingent consideration, $5,150 is included in the other current liabilities and the remaining amount is included in other long term liabilities.

19.     OPERATING SEGMENTS
An operating segment is a component of the Company for which discrete financial information is available and whose operating results are regularly reviewed by the Company's chief operating decision maker, to make decisions about resources to be allocated to the segment and assess its performance, and that engages in business activities from which it may earn revenue and incur expenses. The Company only has one operating segment.

20.    SUBSEQUENT EVENTS
On April 1, 2025, Organigram Inc. amalgamated Motif Labs Ltd. ("Motif") and continued under the name "Organigram Inc.". This amalgamation is expected to streamline the Company's financial reporting process.

21. COMPARATIVE FIGURES
Certain reclassifications have been made to the prior period comparative figures to enhance comparability with the current period financial statements, none of the reclassifications result in a change to net loss or shareholders' equity.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2025 AND 2024    20

ORGANIGRAM
GLOBAL

organigra.ca /// @organigram_global